                                                                 Exhibit (a)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase, dated December 18, 1997, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to holders of all Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Voith Sulzer Acquisition Corp. by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.


                    NOTICE OF OFFER TO PURCHASE FOR CASH
                   ALL OUTSTANDING SHARES OF COMMON STOCK

                                     OF

                            IMPACT SYSTEMS, INC.

                                     AT

                             $2.75 NET PER SHARE

                                     BY

                       VOITH SULZER ACQUISITION CORP.

                        A WHOLLY OWNED SUBSIDIARY OF

                        VOITH SULZER PAPER TECHNOLOGY
                             NORTH AMERICA INC.

        Voith Sulzer Acquisition Corp., a California corporation (the "Purchaser") and a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, without par value (the "Shares"), of Impact Systems, Inc., a California corporation (the "Company"), at a price of $2.75 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Following the consummation of the Offer, the Purchaser intends to effect the Merger as described below. Parent is a subsidiary of J.M. Voith AG, a corporation organized under the laws of the Federal Republic of Germany.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 20, 1998, UNLESS THE OFFER IS EXTENDED.


        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares which will represent at least 90% of the outstanding Shares on a fully diluted basis (after giving pro forma effect to the potential issuance of any Shares issuable under the Stock Option described below) on the date of purchase (the "Minimum Condition"). The Purchaser will not be required to accept for payment or pay for tendered Shares until the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of conditions under any other applicable antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority. The Offer is also subject to other terms and conditions described in
Section 15 of the Offer to Purchase. The Offer is not conditioned on the receipt of financing.

        In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding on a fully diluted basis are subject to acquisition by the Purchaser pursuant to the Offer and the Stock Option, the Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to such number of Shares as equals 49.9999% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares are tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that the Purchaser may, but shall not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the applicable expiration date of the Offer).

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 11, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company, which provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of the Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company and other than Shares held by shareholders who shall have properly exercised their dissenters' rights, if any, under California law) will be converted into the right to receive $2.75 in cash or any greater amount paid pursuant to the Offer without interest.

        Concurrently with the execution and delivery of the Merger Agreement and as an inducement to Parent and the Purchaser to enter into the Merger Agreement, Parent and the Purchaser executed the Stockholder Agreements, dated December 11, 1997 (the "Stockholder Agreements"), with certain shareholders of the Company (the "Selling Shareholders"), pursuant to which such Selling Shareholders have agreed to validly tender (and not to withdraw) approximately 29% of the Shares in the Offer. In addition, the Selling Shareholders have granted the Purchaser an option to purchase all but not less than all of such Shares and Parent has an irrevocable proxy to vote the Shares in favor of the Merger and related transactions and against certain other transactions.

        In addition, concurrently with the execution and delivery of the Merger Agreement, the Purchaser, Parent and the Company entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, upon the terms set forth therein, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of Shares (the "Option Shares") that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, would constitute 90% of the Shares then outstanding on a fully diluted basis (assuming the issuance